Exhibit 99.9

KPMG LLP	Telephone	(403) 691-8000
205 - 5th Avenue SW	Fax	(403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd.

We consent to the use of our reports, each dated September 17, 2014, with respect to the restated consolidated financial statements and the restated effectiveness of internal control over financial reporting included in this amended annual report on Form 40-F.

Our report dated September 17, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses our opinion that Penn West Petroleum Ltd. did not maintain effective internal control over financial reporting as of December 31, 2013 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company’s former senior accounting management did not maintain an effective control environment; the Company did not maintain effective controls to prevent or detect the circumvention or override of controls; and the Company did not maintain appropriate controls over the recording of journal entries.

We also consent to the incorporation by reference of such reports in the registration statement (No. 333-171675) on Form F-3 of Penn West Petroleum Ltd.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
September 17, 2014

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